Amplified Ale Works

Retail | Entertainm

Award-winning brewery supporting musicians through collaborations and live shows

AMPLIFIEDALES.COM SAN DIEGO CALIFORNIA



EACH - MI
TAMA

What started 10 years ago as a desire to create a fast-casual Mediterranean restaurant morphed into a love affair with brewing beer and designing environments that build community. As we have grown, we have focused on our love of live music by supporting artists through collaboration beer releases and performances at our two music venues.

Alex Pierson Managing Member @ Amplified Ale Works

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Why you may want to support us...

1. 7 years of revenue growth, grossing $3.7 million in 2019.
2. 2,000 barrels produced annually. Purchasing a former bakery in the under-developed Lemon Grove market to scale production by more than 5x.
3. Popular direct-to-consumer beer garden + kitchens in Pacific Beach and East Village San Diego sub-markets.
4. Intimate music venues at Amplified locations highlight and benefit local musicians. Weekly events + shows. Welcomes ~65 people.
5. Future canning line amplifies growth of collaboration beer releases.
6. The Lemon Grove facility will be our 3rd beer garden, hosting live music and food trucks to create a community-centric environment.
7. International medals for the best "American Lager," "American Wheat Ale," "Vienna Lager," and "Barrel-Aged Stout."
8. Created 12+ collaborations with local and touring bands, designing original artwork to coincide with the release of a new album or tour.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Alex Pierson
Managing Member
After 5 years in hospitality finance, Alex left the corporate world to strike out on his own with fast-casual concept California Kebab. A few pivots & 10 years later, Amplified creates world-class beer to pair with its fresh Mediterranean cuisine.

Stephen Reynolds
Community Engagement Manager / Consultant
Founder of Golden Hour Creative Consulting. Experienced community outreach coordinator, awarded by California Senate President Pro Tempore Toni Atkins for community service as well as coordinating award-winning Pride Parade contingents.

Michael A. Craig
Chief Operating Officer
Over 2 years at Amplified, overseeing completion of the Backstage Beer Lounge and opening of Amplified East Village. Manages 85-person Ampli-crew. Leading the charge on Amplified Coffee Works. Ballast Point alum, MBA, analytic ninja.

Aubree Miller
Creative Director
Leads all creative efforts, marketing strategy, & liaison to many in the music industry. Interior design, social media, original artwork, Amplified's secret weapon and jill-of-all-trades. Founder of Assault Media Marketing.

Heidi Stafford
Director of Culture
An 8-year alum and integral part of the Amplified family. Currently leads all human resource efforts, including employee advocate and organizing employee outings. A leader in our serving staff, Cicerone beer server, experienced home brewer.

Jeff Campbell
Director of Brewing Operations
Gold Medal at 2016 World Beer Cup, two Silver medals at SD Int'l Beer Fest, & two bronze medals at SDIBF in 4 years leading Amplified's brewing team. Recovering accountant, still obsessed with spreadsheets but more so with well-made lagers.

Sebastian Widman
Director of Sales
Manages all outside account sales, festival merriment, brewery tasting room, & musical high jinks. Setting the bar for work hard, play hard balance with a love of old school punk & West Coast IPA. Experienced bar manager and brewery owner.

Bryan Rusch
Beverage Director
An integral team member since 2010, Bryan, or "B.Rusch", leads all things liquid for our pubs, including guest beer curation, wine and liquor purchasing, tap maintenance, & staff education for Cicerone server certification. Also an original investor.

In the news

Downloads

- Amplified Ale Works Pitch Deck 011620.pdf
- Amplified Ale Works - Debt Equity Financing Jan 2020.pdf
- Amplified Ale Works- 2020-2024 Projections.pdf

$3.6M in annual revenue, 12+ band collaborations, and a rotating 20+ house beer offerings later...

In the mid-2000s, California natives Alex Pierson and J.C. Hill bonded over their shared love of surfing, live music, and craft beer during their cold winters at Cornell University. In 2012, the two friends created San Diego's musical hub for its vibrant community.



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Amplified



We've grown steadily with award-winning beer, compelling food, and a dynamic environment that brings friends and neighbors together.

Over the years, we've won international medals for both traditional and more progressive styles— including a gold medal at the 2016 World Beer Cup for our Whammy Bar Wheat and Silver or Bronze for our "American Lager," "American Wheat Ale," "Vienna Lager," and "Barrel-Aged Stout."



PARTNER SPONSORS
Ball
BARTH-HAAS



How we make money

Amplified currently has over $3.6 million in annual revenue from sales at its two Amplified Kitchen + Beer Garden locations (Pacific Beach and East Village), select outside sales accounts, & Miramar tasting room (to be closed with the opening of the Lemon Grove facility).



Amplified Sales Revenue
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Beer Garden - The estimated 150+ seats provides ample space for us to create a vibrant, social atmosphere that celebrates live music, fresh beer, and conviviality.
Direct to Consumer – Beer releases as events allows us to drive traffic to Lemon Grove
Amplified Food Truck – As sales increase in Lemon Grove, we intend to develop an Amplified food truck to create brand consistency across all locations

The Plan

We have hit our natural growth limitations at our Miramar brewery as we are currently brewing at full capacity. Also, the lease structure for our turn-key facility isn't a sustainable solution and prohibitively expensive to remain long-term. We also want to expand into new, untapped markets and Lemon Grove provides the unique opportunity to achieve both of these goals.



Beginnings
Amplified Ale Works was created in 2012 in the Pacific Beach community of San Diego. Born in the back of our restaurant kitchen, Amplified started as a nano-brewery producing just 250 barrels a year.
Growth
In 2016, we moved our beer production to a turn-key facility in Miramar. This 7-barrel system, along with a 60-bbl fermenter expansion in 2018, has grown our production to 2,000 barrels annually.
Expansion
We opened a 65-person music venue and event space in Pacific Beach in April 2018, quickly followed in August by a 6,000 sq ft Amplified Kitchen + Beer Garden in East Village that includes a basement music venue.

Our various lagers have been increasing in market share as well and will be an out-sized proportion of our production growth in the immediate future. We believe there is still a huge opportunity for us to capture market share from regional and macro-beer drinkers, particularly as we establish our brand in Lemon Grove and the surrounding area.



AMPLIFIED

We're building a new brewing facility

We are currently in escrow for the former Lemon Grove Bakery at 3308 Main St in Lemon Grove. The 5,000 sq ft building is well-suited for a brewery and will also allow us to develop an outdoor, 1,500 sq ft beer garden on a portion of the existing parking lot.



The 15-barrel brew house and additional fermentation capacity will allow us to grow our current 2,000 barrels to 10,000 barrels annually, a sufficient amount to supply 3-5 more future Amplified beer garden locations.

Milestones

This hub and spoke model, focusing on getting fresh beer directly to the consumer, foregoes traditional distribution models and allows us to not only control the condition of the beer from grain to glass, but also maximize our revenue per barrel of beer produced. We have our eyes set on Vegas, LA, Phoenix, and Orange County as future markets ripe for Amplified's growth.

Expected Date	Milestone
March 12, 2020	Close on 3308 Main St site
June 1, 2020	Finish renovation and begin brewing in Lemon Grove
September 1, 2020	Open Lemon Grove Tasting Room & Beer Garden

Join us today!

We're an institution for numerous craft beer fans, dog lovers, outdoor groups, and an exciting growing music and arts scene. We operate under the auspices of "Don't bore us, get to the chorus!". We don't have time for solos. We're building these harmonies together. Open auditions to join the band. Invest today and help us grow!


Amplified

Investor Q&A

– COLLAPSE ALL

What does your company do?

Amplified creates world-class beer and serves it in a communal beer garden environment beside thoughtfully prepared Mediterranean cuisine, all while focusing our support on local musicians and the live music experience.

Where will your company be in 5 years?

Once our Lemon Grove production facility is established in 2020, we intend to set our sights on selectively developing Amplified beer garden & music venues in Las Vegas, Phoenix, LA, Orange County, & north county San Diego. Our East Village San Diego location (opened Aug 2018) provides the ideal template for this business model.

Why did you choose this idea?

What started 10 years ago as a desire to create a fast-casual Mediterranean restaurant morphed into a love affair with brewing beer and designing environments that build community. As we have grown, we have focused on our love of live music by supporting artists through collaboration beer releases and performances at our two music venues.

How will you make money?

We have historically been profitable every year of our existence, with the exception of the last 18 months of expansive growth and expense from the addition of our East Village location and Pacific Beach's Backstage Beer Lounge.

We anticipate profitability again in 2020 and beyond through a decrease in our brewery production costs at the Lemon Grove facility while increasing our direct to consumer beer sales and forgoing traditional distributors. Revenue at our East Village location is up 30% year-over-year from our opening in August 2018 and expected to continue to steadily increase.

Empowered by the implementation of our own canning line, we will work closely with bands to create compelling can artwork to promote them and more deftly monetize and leverage the ever-increasing demand for our sessionable lagers and progressive IPA's.